UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Page(s)
Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of Dec. 31, 2012 and 2011	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2012 and 2011	4

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	5
Statements of Net Assets Available for Benefits as of Dec. 31, 2012 and 2011	6
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2012 and 2011	7

Notes to the Financial Statements	8-18

Supplemental Schedules:
Schedule H – Line 4(i) – Schedule of Assets (Held at Year End)	19-20
Schedule H – Line 4(j) – Schedule of Reportable Transactions	21-22

Signatures	23

Exhibits
23.1: Consent of Independent Registered Public Accounting Firm	24

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees
and Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) reportable transactions (transactions in excess of five percent of the current value of plan assets) for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 26, 2013

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2012	Dec. 31, 2011
Assets
Receivables:
Xcel Energy contributions (Note 3 and 6)	$6,987,522	$7,245,948
Dividends	698,977	702,036
Notes receivable from participants (Note 7)	6,194,592	6,127,491
Total receivables	13,881,091	14,075,475

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	9,044,419	9,974,237
Non-participant directed	60,102,513	64,657,569
Total Xcel Energy Common Stock Fund	69,146,932	74,631,806

General investments, at fair value (Note 5):
Participant directed	285,813,812	266,093,473

Net assets available for benefits	$368,841,835	$354,800,754
The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2012	2011
Contributions:
Xcel Energy	$6,987,522	$7,245,948
Participants	14,529,980	14,289,262
Total contributions	21,517,502	21,535,210

Investment income:
Interest and dividends	11,046,637	10,372,517
Net (depreciation) appreciation in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	(2,125,812)	11,134,831
Interest in registered investment companies and VGI Brokerage Option (Note 5)	20,289,685	(6,633,742)
Total investment income	29,210,510	14,873,606

Interest on notes receivable from participants	285,371	303,817

Benefits paid to participants - cash and common stock	(34,311,774)	(24,918,047)
Dividends paid to participants	(2,575,251)	(2,511,475)
Administrative expenses	(85,277)	(76,576)

Net increase in net assets available for benefits	14,041,081	9,206,535

Net assets available for benefits at beginning of year	354,800,754	345,594,219
Net assets available for benefits at end of year	$368,841,835	$354,800,754

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) reportable transactions (transactions in excess of five percent of the current value of plan assets) for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 26, 2013

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2012	Dec. 31, 2011
Assets
Receivables:
Xcel Energy contributions (Note 3 and 6)	$1,443,484	$1,357,482
Dividends	380,375	372,615
Notes receivable from participants (Note 7)	2,367,738	2,174,013
Total receivables	4,191,597	3,904,110

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	23,947,976	25,528,473
Non-participant directed	13,680,929	14,083,392
Total Xcel Energy Common Stock Fund	37,628,905	39,611,865

General investments, at fair value (Note 5):
Participant directed	29,587,106	24,954,238

Net assets available for benefits	$71,407,608	$68,470,213
The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2012	2011
Contributions:
Xcel Energy	$1,443,484	$1,366,563
Participants	4,004,354	3,663,419
Total contributions	5,447,838	5,029,982

Transfer of plan assets (Note 1)	(102,198)	(38,142)

Investment income:
Interest and dividends	2,568,641	2,158,202
Net (depreciation) appreciation in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	(1,238,756)	5,930,493
Interest in registered investment companies and VGI Brokerage Option (Note 5)	2,032,692	(774,166)
Total investment income	3,362,577	7,314,529

Interest on notes receivable from participants	100,078	86,361

Benefits paid to participants - cash and common stock	(5,072,301)	(5,717,559)
Dividends paid to participants	(767,652)	(804,661)
Administrative expenses	(30,947)	(26,160)

Net increase in net assets available for benefits	2,937,395	5,844,350

Net assets available for benefits at beginning of year	68,470,213	62,625,863
Net assets available for benefits at end of year	$71,407,608	$68,470,213

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
 and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan), collectively the “Plans.”  The BU Savings Plan and EIP Savings Plan are collectively known as the Plans.  Participants should refer to their respective Plan Document or Summary Plan Description for more complete information.  The notes to the financial statements generally apply to the Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan.  Each Plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions.  The Plans are defined contribution plans and include an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management – The Plan administrator of each Plan is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of each Plan.  Each Plans’ assets are held by a trustee under a separate trust agreement as adopted or amended by Xcel Energy.  Each Plan values the individual participants’ accounts daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Transfer of Plan Assets – In 2012 and 2011, participant assets from the EIP Savings Plan were transferred to the Xcel Energy 401(K) Savings Plan.  Asset transfers of $102,198 and $38,142 are reported on the Statements of Changes in Net Assets Available for Benefits for the years ended Dec. 31, 2012 and 2011, respectively.

Eligibility –

BU Savings Plan
The BU Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to become a participant of this Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan
The EIP Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to enroll in the Plan as soon as it is administratively feasible following their date of hire.  Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Employer Contributions - Each Plan allows participants to contribute a portion of their pre-tax compensation and also allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows employee after-tax contributions.  Beginning Jan. 1, 2012, the EIP Savings Plan also allows Roth 401(k) after-tax contributions.

Vesting – Employee contributions, matching contributions made by Xcel Energy and earnings in each Plan are immediately vested.

Distributions

BU Savings Plan
Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

EIP Savings Plan
Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum, rollover to an IRA or another employer’s qualified plan or installments.

For each of the Plans, if the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as it is administratively possible.

All vested account balances remaining in the Plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice (except Xcel Energy contributions which will continue to be held in the Xcel Energy Common Stock Fund, with the ability to diversify at the discretion of the participant).  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Plan Termination – While Xcel Energy expects to continue the Plans, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans or by the participant.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee is paid by the participant.  Loan set-up fees are paid by Xcel Energy under the BU Savings Plan.  Loan set-up fees and annual maintenance fees are paid by the participant under the EIP Savings Plan.

Dividends –

BU Savings Plan
Dividends earned on the common stock purchased with Xcel Energy contributions are paid quarterly to Plan participants in cash as a taxable distribution.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the Xcel Energy Common Stock Fund and are considered taxable income when they are distributed from the Plan.

EIP Savings Plan
Participants can elect to receive their quarterly Xcel Energy Common Stock Fund dividends in cash as a taxable distribution or to reinvest them in Xcel Energy stock within the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plans have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plans present money market funds and mutual funds (registered investment companies), the Xcel Energy Common Stock Fund, and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

New Accounting Standards

Recently Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU No. 2011-04), which provides clarifications regarding existing fair value measurement principles and disclosure requirements, and also specific new guidance for items such as measurement of instruments classified within stockholders’ equity.  These requirements were effective for annual periods beginning after Dec. 15, 2011.  This accounting and disclosure guidance was implemented effective Jan. 1, 2012, and the implementation did not have a material impact on the Plans’ financial statements.

Recently Issued

In December 2011, the FASB issued Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities (ASU No. 2011-11), which requires disclosures regarding netting arrangements in agreements underlying derivatives, certain financial instruments and related collateral amounts, and the extent to which an entity’s financial statement presentation policies related to netting arrangements impact amounts recorded to the financial statements. In January 2013, the FASB issued Balance Sheet (Topic 210) – Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (ASU 2013-01) to clarify the specific instruments and activities that should be considered in these disclosures. These disclosure requirements do not affect the presentation of amounts in the Statement of Net Assets Available for Benefits, and are effective for annual reporting periods beginning on or after Jan. 1, 2013.  It is not expected that the implementation of this disclosure guidance will have a material impact on the Plans’ financial statements.

3.   PLAN FUNDING

Employee Contributions

BU Savings Plan
Participants may elect to contribute up to 20 percent of their annual compensation in pre-tax contributions and up to 8 percent in after-tax contributions.  The combination of pre-tax contributions up to $17,000 and $16,500 in 2012 and 2011, respectively and after-tax contributions cannot exceed 20 percent.  Employees who are age 50 or older during the Plan year may make additional pre-tax (catch-up) contributions up to $5,500 in 2012 and 2011.

EIP Savings Plan
Beginning Jan. 1, 2012, participants may elect to make either regular 401(k) pre-tax deferrals, Roth 401(k) after-tax deferrals or a combination of both not to exceed 30 percent of their base pay or $17,000 and $16,500 in 2012 and 2011, respectively.  Employees who are age 50 or older during the Plan year, may make additional catch-up contributions (pre-tax and/or Roth) up to $5,500 in 2012 and 2011.  The change in maximum deferral rate is an increase from the previous Plan limit of 20 percent.

Beginning Jan. 1, 2012, an automatic enrollment program was added to the Plan for newly hired/rehired full-time employees in regular status.  Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire/rehire are automatically enrolled at an initial percentage of pay (4 percent pre-tax in 2012), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date fund for immediate diversification.  Participants who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions

BU Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s pre-tax contribution during the Plan year.  All employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

EIP Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 50 percent of the first 8 percent of base pay contributed by the participant on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  Beginning Jan. 1, 2012, all employees participating in the Plan are eligible for a matching contribution, regardless of their employment status at year-end.  Previously, a participant had to be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for a matching contribution.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter.  The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions - Participants may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  Xcel Energy contributions are initially invested in Xcel Energy stock.   A participant may elect at any time (in accordance with Xcel Energy’s normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Common Stock Fund account by transferring the applicable amount to one or more of the other investment funds within the Plans not consisting of Xcel Energy stock.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.

4.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended.  On Jan. 28, 2011, Xcel Energy requested a favorable determination with respect to the qualified status of the Plans as amended and restated effective Jan. 1, 2010.  The IRS acknowledged receipt of the application on March 2, 2011.  Although the EIP Savings Plan and the BU Savings Plan have been amended since receiving a determination letter, the Plans’ sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrators have analyzed the tax positions taken by the Plans, including the assertion that the Plans are exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2012 or 2011. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plans’ 2009 federal tax returns expires in July 2013.

5.   FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, such as the equity securities within the VGI Brokerage Option.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value on a recurring basis:

BU Savings Plan	Dec. 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$112,995,550	$-	$-	$112,995,550
International Equities	13,348,354	-	-	13,348,354
Fixed Income	50,450,532	-	-	50,450,532
Balanced Stock and Fixed Income Funds	45,703,826	-	-	45,703,826
Retirement Target Date Funds	22,980,704	-	-	22,980,704
VGI Brokerage Option:
Equity Securities	3,144,616	21,173	-	3,165,789
Debt Securities	921,634	-	-	921,634
Mutual Funds	1,184,664	-	-	1,184,664
Money Market Funds	35,062,759	-	-	35,062,759
Xcel Energy Common Stock Fund	69,146,932	-	-	69,146,932
Total	$354,939,571	$21,173	$-	$354,960,744

	Dec. 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$105,247,925	$-	$-	$105,247,925
International Equities	11,024,612	-	-	11,024,612
Fixed Income	45,757,594	-	-	45,757,594
Balanced Stock and Fixed Income Funds	43,010,732	-	-	43,010,732
Retirement Target Date Funds	15,550,485	-	-	15,550,485
VGI Brokerage Option:
Equity Securities	2,738,882	164,026	-	2,902,908
Debt Securities	212,698	-	-	212,698
Mutual Funds	1,539,155	-	-	1,539,155
Money Market Funds	40,847,364	-	-	40,847,364
Xcel Energy Common Stock Fund	74,631,806	-	-	74,631,806
Total	$340,561,253	$164,026	$-	$340,725,279

EIP Savings Plan
	Dec. 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$10,768,081	$-	$-	$10,768,081
International Equities	3,320,397	-	-	3,320,397
Fixed Income	5,612,885	-	-	5,612,885
Balanced Stock and Fixed Income Funds	2,888,934	-	-	2,888,934
Retirement Target Date Funds	4,780,491	-	-	4,780,491
VGI Brokerage Option	40,205	-	-	40,205
Money Market Funds	2,176,113	-	-	2,176,113
Xcel Energy Common Stock Fund	37,628,905	-	-	37,628,905
Total	$67,216,011	$-	$-	$67,216,011

	Dec. 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$9,592,819	$-	$-	$9,592,819
International Equities	2,603,473	-	-	2,603,473
Fixed Income	4,550,200	-	-	4,550,200
Balanced Stock and Fixed Income Funds	2,341,017	-	-	2,341,017
Retirement Target Date Funds	3,334,826	-	-	3,334,826
VGI Brokerage Option	35,856	-	-	35,856
Money Market Funds	2,496,047	-	-	2,496,047
Xcel Energy Common Stock Fund	39,611,865	-	-	39,611,865
Total	$64,566,103	$-	$-	$64,566,103

For the years ended Dec. 31, 2012 and 2011, there were no transfers in or out of Levels 1 or 2.

6.   NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to each Plan’s non-participant directed investments as of Dec. 31, 2012 and 2011, and for the years ended Dec. 31, 2012 and 2011, is as follows:

BU Savings Plan	2012	2011

Net Assets - beginning of year
Xcel Energy Common Stock Fund	$64,657,569	$56,516,471
Xcel Energy contribution receivable	7,245,948	6,576,459
Total net assets - beginning of year	71,903,517	63,092,930

Changes in Net Assets:
Net (depreciation) appreciation in fair value of investments	(1,761,211)	9,729,788
Xcel Energy contributions	6,987,522	7,245,948
Benefits and dividends paid to participants	(5,516,904)	(3,852,838)
Transfers to participant-directed investments, net	(4,522,889)	(4,312,311)
Net (decrease) increase	(4,813,482)	8,810,587

Net Assets - end of year
Xcel Energy Common Stock Fund	60,102,513	64,657,569
Xcel Energy contribution receivable	6,987,522	7,245,948
Total net assets - end of year	$67,090,035	$71,903,517

EIP Savings Plan	2012	2011

Net Assets - beginning of year
Xcel Energy Common Stock Fund	$14,083,392	$12,298,574
Xcel Energy contribution receivable	1,357,482	1,275,281
Total net assets - beginning of year	15,440,874	13,573,855

Changes in Net Assets:
Net (depreciation) appreciation in fair value of investments	(420,415)	2,139,508
Xcel Energy contributions	1,443,484	1,357,482
Benefits and dividends paid to participants	(1,031,077)	(1,058,720)
Transfers to participant-directed investments, net	(308,453)	(571,251)
Net (decrease) increase	(316,461)	1,867,019

Net Assets - end of year
Xcel Energy Common Stock Fund	13,680,929	14,083,392
Xcel Energy contribution receivable	1,443,484	1,357,482
Total net assets - end of year	$15,124,413	$15,440,874

7.   NOTES RECEIVABLE FROM PARTICIPANTS

BU Savings Plan

Participants may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of their employee pre-tax and rollover account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2012 and 2011 range from 4.25 percent to 9.25 percent with maturities ranging from 2013 to 2027 at Dec. 31, 2012 and from 2012 to 2026 at Dec. 31, 2011.

EIP Savings Plan

Participants may elect to borrow from their account in any amount greater than $1,000 but less than 50 percent of their account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and is credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Effective Feb. 29, 2012, a terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2012 and 2011 range from 4.25 percent to 9.25 percent with maturities ranging from 2013 to 2027 at Dec. 31, 2012 and from 2012 to 2026 at Dec. 31, 2011.

8.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plans’ are in shares of Xcel Energy common stock.  Receivables for the BU Savings Plan include dividends on Xcel Energy common stock declared and payable to the BU Savings Plan of $698,977 and $702,036 at Dec. 31, 2012 and 2011.  Receivables for the EIP Savings Plan include dividends on Xcel Energy common stock declared and payable to the EIP Savings Plan of $380,375 and $372,615 at Dec. 31, 2012 and 2011.

The Plans also invest in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plans.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The BU Savings Plan incurred fees for investment management and recordkeeping services of $85,277 and $76,576 for the years ended Dec. 31, 2012 and 2011.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $30,947 and $26,160 for the years ended Dec. 31, 2012 and 2011.

9.            INVESTMENTS

At Dec. 31, 2012 and 2011, the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2012	2011
BU Savings Plan:
Vanguard PRIMECAP Fund Admiral Shares	$72,839,672	$-
Xcel Energy Common Stock Fund (Note 10)*	69,146,932	74,631,806
Vanguard Wellington Fund Admiral Shares	45,703,826	-
Vanguard Prime Money Market	35,062,759	40,847,364
Vanguard Total Bond Market Index Fund Signal Shares	24,687,675	-	**
Vanguard 500 Index Fund Signal Shares	20,559,311	24,687,111
Vanguard PRIMECAP Fund Investor Shares	-	70,432,346
Vanguard Wellington Fund Investor Shares	-	43,010,732

EIP Savings Plan:
Xcel Energy Common Stock Fund (Note 10)*	$37,628,905	$39,611,865

*Xcel Energy Common Stock Fund includes Xcel Energy common stock, VGI Prime Money Market, receivables, payables and other as indicated in Note 10 – Xcel Energy Common Stock Fund and as presented within the Schedule of Assets (Held at Year End) at Schedules 1 and 3 and the Schedule of Reportable Transactions at Schedules 2 and 4.

**The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2012 and 2011, the Plans’ investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

BU Savings Plan:	Year Ended Dec. 31
	2012	2011
Mutual funds:
U.S. Equities	$12,919,772	$(5,354,351)
International Equities	1,628,585	(2,044,656)
Fixed Income	801,219	1,542,063
Balanced Stock and Fixed Income Funds	3,435,016	345,672
Retirement Target Date Funds	1,646,316	(416,857)
VGI Brokerage Option	(141,223)	(705,613)
Xcel Energy Common Stock Fund	(2,125,812)	11,134,831
Total	$18,163,873	$4,501,089

EIP Savings Plan:	Year Ended Dec. 31
	2012	2011
Mutual funds:
U.S. Equities	$1,006,642	$(381,465)
International Equities	384,433	(490,931)
Fixed Income	67,961	153,849
Balanced Stock and Fixed Income Funds	189,572	29,512
Retirement Target Date Funds	381,498	(82,909)
VGI Brokerage Option	2,586	(2,222)
Xcel Energy Common Stock Fund	(1,238,756)	5,930,493
Total	$793,936	$5,156,327

10.   XCEL ENERGY COMMON STOCK FUND

BU Savings Plan:

	Dec. 31, 2012		Dec. 31, 2011
	Participant	Employer	Participant	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	338,206	2,247,466	359,583	2,330,984

Xcel Energy common stock	$9,033,478	$60,029,806	$9,938,885	$64,428,398
VGI Prime Money Market	5,712	37,960	38,302	248,292
Receivables, payables and other	5,229	34,747	(2,950)	(19,121)
Total	$9,044,419	$60,102,513	$9,974,237	$64,657,569

EIP Savings Plan:

	Dec. 31, 2012		Dec. 31, 2011
	Participant	Employer	Participant	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	895,508	511,583	920,332	507,723

Xcel Energy common stock	$23,919,006	$13,664,379	$25,437,990	$14,033,475
VGI Prime Money Market	15,125	8,641	98,033	54,082
Receivables, payables and other	13,845	7,909	(7,550)	(4,165)
Total	$23,947,976	$13,680,929	$25,528,473	$14,083,392

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING	Schedule 1
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Schedule of Assets (Held at Year End) as of Dec. 31, 2012

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, EIN 41-0448030, Plan 005
Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	$64,928,802	$72,839,672
*	Xcel Energy Common Stock Fund	Company Stock Fund	53,500,023	69,146,932
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	43,047,794	45,703,826
*	Vanguard Prime Money Market	Registered Investment Company	35,062,759	35,062,759
*	Vanguard Total Bond Market Index Fund Signal Shares	Registered Investment Company	23,304,629	24,687,675
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	19,394,366	20,559,311
*	Vanguard Developed Markets Index Fund	Registered Investment Company	13,116,455	13,348,354
*	Vanguard Inflation-Protected Securities Fund Investor Shares	Registered Investment Company	13,315,592	13,064,834
*	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	12,425,660	12,698,023
*	Vanguard Mid-Cap Index Fund Signal Shares	Registered Investment Company	7,622,216	8,593,593
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	5,602,056	6,494,510
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	5,416,118	5,852,605
*	VGI Brokerage Option	Vanguard Brokerage Option	5,897,406	5,272,087
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	4,847,876	4,508,462
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	3,933,661	4,306,300
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	2,683,740	2,835,821
*	Vanguard Target Retirement Income Fund	Registered Investment Company	2,666,459	2,714,791
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	2,316,672	2,611,944
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,255,558	1,421,334
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	922,111	1,030,919
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	911,781	1,001,943
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	595,770	667,178
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	436,665	471,444
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	62,112	66,427
*	Participant Loans	4.25% - 9.25% with maturities
		ranging from 2013 thru 2027	6,194,592	6,194,592
*	Party in Interest		$329,460,873	$361,155,338

See accompanying Independent Auditors' Report

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING	Schedule 2
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Schedule of Reportable Transactions*
Year Ended Dec. 31, 2012

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, EIN 41-0448030, Plan 005
Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset	Total	Total			Historical	Current Value of
	(include interest rate and maturity in	Number of	Number of			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchases	Sales	Purchase Price	Selling Price	Asset	Transaction Date	Gain

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	194	N/A	$10,362,184	$-	$-	$10,362,184	$-
The Vanguard Group	Xcel Energy Common Stock Fund	N/A	510	-	13,721,710	10,651,529	13,721,710	3,070,181

*	Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR	Schedule 3
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Schedule of Assets (Held at Year End) as of Dec. 31, 2012

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, EIN 41-0448030, Plan 006
Attachment to Form 5500, Schedule H, Line 4(i)

	Identity of Issue	Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Company Stock Fund	$29,273,045	$37,628,905
*	Vanguard Total Bond Market Index Fund Signal Shares	Registered Investment Company	3,302,929	3,434,571
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	3,072,216	3,413,649
*	Vanguard Developed Markets Index Fund	Registered Investment Company	3,294,519	3,320,397
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	2,736,088	2,888,934
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	2,119,890	2,364,755
*	Vanguard Prime Money Market	Registered Investment Company	2,176,113	2,176,113
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	2,248,835	2,070,802
*	Vanguard Mid-Cap Index Fund Signal Shares	Registered Investment Company	1,699,613	1,923,995
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	1,117,441	1,313,548
*	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	1,163,952	1,176,745
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	963,474	1,053,094
*	Vanguard Inflation-Protected Securities Fund Investor Shares	Registered Investment Company	1,019,698	1,001,570
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	839,487	994,880
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	447,749	521,857
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	457,143	517,039
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	389,074	430,133
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	301,336	328,007
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	222,132	244,534
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	174,810	184,451
*	Vanguard Target Retirement Income Fund	Registered Investment Company	98,554	100,549
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	84,114	87,277
*	VGI Brokerage Option	Vanguard Brokerage Option	39,119	40,206
*	Particpant Loans	4.25% - 8.25% with maturities
		ranging from 2013 thru 2027	2,367,738	2,367,738
*	Party in Interest		$59,609,069	$69,583,749

See accompanying Independent Auditors' Report

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR	Schedule 4
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Schedule of Reportable Transactions*
Year Ended Dec. 31, 2012

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, EIN 41-0448030, Plan 006
Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset	Total	Total			Historical	Current Value of
	(include interest rate and maturity in	Number of	Number of			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchases	Sales	Purchase Price	Selling Price	Asset	Transaction Date	Gain

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	140	N/A	$5,173,137	$-	$-	$5,173,137	$-
The Vanguard Group	Xcel Energy Common Stock Fund	N/A	242	-	5,917,340	4,643,736	5,917,340	1,273,604

*	Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 26, 2013.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND
STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES

By	/s/ Jeffrey S. Savage
Vice President and Controller
Member, Pension Trust Administration Committee